OPLINK Communications Letterhead
May 21, 2008
Via EDGAR, Facsimile and U.S. Mail
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F St., N.E.
Washington, D.C. 20549

Re:	Oplink Communications, Inc.
Form 10-K for the year ended July 1, 2007
Form 10-Q for the quarterly period ended December 30, 2007
File No. 001-31581
Dear Mr. Spirgel:
     This letter responds to your letter dated May 14, 2008 setting forth comments from the staff of the Division of Corporation Finance to our periodic reports under the Securities and Exchange Act of 1934, as amended. For the staff’s convenience, we have recited the comments in bold type and have followed each comment with our response.
Form 10-K for the year ended July 1, 2007
Part III. Item 5. Market for Registrant’s Common Equity..., page 40
Stock Performance Graphs and Cumulative Total Return, page 41
1.	The first sentence of this section states that the performance graph compares stockholder return on your common stock with the cumulative total return on the “S&P’s 500 Index” and the “S&P Computer Hardware Index”. However, the actual performance graph compares stockholder return with the NASDAQ Composite Index and the NASDAQ Telecommunications Index. In future filings, please correct this inconsistency.

Thank you for the comment. We will correct this reference in future filings, beginning with our Form 10-K for our fiscal year ending June 30, 2008.

Mr. Larry Spirgel
Securities and Exchange Commission
May 21, 2008

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
Corporate Governance and Information regarding the Board..., page 6
Consideration of Director Nominees, page 8
2.	You state in the first sentence of this section that “the Nominating and Corporate Governance Committee has not determined whether it will consider [director] nominees recommended by stockholders.” However, you state in the third sentence of the first full paragraph of page nine that the Nominating and Corporate Governance Committee “does not consider director candidates recommended by stockholders...” In future filings, please revise your disclosure to clarify the committee’s policy with regard to the consideration of any director candidates recommended by stockholders.

Thank you for the comment. We will revise the disclosure appropriately in future filings, beginning with our proxy statement for our 2008 annual meeting.
Executive Compensation, page 15
Compensation Discussion and Analysis, page 15
3.	Throughout your Compensation Discussion and Analysis and as to each compensation element, disclose in future filings how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer. For example, you state on page 16 that your board of directors exercises its “judgment and discretion” in awarding equity awards and considers the “role and responsibility of the executive, competitive factors, the amount of stock-based equity compensation already held by the executive, and the non-equity compensation received by the executive.” Yet you do not analyze how the committee’s or the board’s consideration of these factors resulted in the amounts awarded for each officer. See Section II.B.1 of Securities Act Release No. 33-8732A.

Thank you for the comment. We will provide additional analysis in future filings.
4.	The summary compensation table on page 19 and other disclosure in your Compensation Discussion and Analysis show that Mr. Liu’s compensation is notably higher than the other named executive officers’ compensation. In future filings, please expand your disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers so that it is apparent whether the disparities reflect material differences in your policy or decision-making regarding the executives’ compensation.

Mr. Larry Spirgel
Securities and Exchange Commission
May 21, 2008

Thank you for the comment. We will provide additional disclosure in future filings.
5.	We note the reference on page 18 to the report and recommendations of “an independent consultant” retained by the compensation committee. In future filings, please identify the independent consultant.

Thank you for the comment. We will identify the consultant in future filings.
Employment Agreements..., page 21
6.	In future filings, briefly explain what kinds of events constitute “without cause” and “good reason” under the pertinent executive agreement so that investors may understand when the officer may become entitled to severance or termination payments.

Thank you for the comment. We will provide this disclosure in future filings.
7.	In future filings, please describe and quantify the estimated payments and benefits that would be provided to each applicable named executive officer. Consider formatting the disclosure to provide information about the potential payouts in tabular format that shows the maximum payouts in the applicable circumstances. Columns of the table could be presented for payment owed for employee termination for good reason, employer termination for cause, payments upon termination for injury or illness, and other events. We believe that such a presentation would make the disclosure concise and more accessible, and would allow you to consolidate and simplify associated text. See generally Item 402(j) of Regulation S-K and particularly Instruction 1 to Item 402(j) of Regulation S-K.

Thank you for the comment. We will provide this disclosure in future filings.
Form 10-Q for the quarterly period ended December 30, 2007
Notes to Condensed Consolidated Financial Statements, page 6
Note 15 Repurchases of Common Stock, page 24
8.	We note in this section and elsewhere in your report that the company repurchased $39.6 million of its common stock during the three months ended December 30, 2007 pursuant to a share repurchase program. In light of this disclosure, please amend your filing to include in Part II, Item 2, the information required by Item 703 of Regulation S-K.

Mr. Larry Spirgel
Securities and Exchange Commission
May 21, 2008

Thank you for the comment. We have filed amendments to our Form 10-Q quarterly reports for the periods ended December 30, 2007 and March 30, 2008 providing the disclosure required by Item 703 of Regulation S-K.

In addition, Oplink Communications, Inc. (the “Company”), hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments concerning this response to your comment letter, please contact me at (510) 933-7289.

Sincerely,
/s/ Stephen M. Welles
Stephen M. Welles
Vice President and General Counsel

cc:	Securities and Exchange Commission
Division of Corporation Finance
Paul Fischer
Jay H. Knight

Oplink Communications, Inc.
Joseph Y. Liu, Chief Executive Officer
Thomas P. Keegan, President
Shirley Yin, Chief Financial Officer